Exhibit 21.1

Subsidiaries of Organovo Holdings, Inc.

I.	Organovo, Inc., a Delaware corporation
a.	Organovo UK Ltd, a United Kingdom private company

II.	Samsara Sciences, Inc., a Delaware corporation